

September 9, 2016

Via E-Mail
Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re:** **Cnova N.V.**
> **Schedule 13E-3**
> **Filed on August 23, 2016**
> **File No. 5-88718**

Dear Mr. Emmerich:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in Exhibit (a)(2) to the Schedule 13E-3.

Exhibit (a)(2) Preliminary Supplemental Information Statement

General Information, page i

1.   Disclosure in the second paragraph indicates that the supplemental information statement does not contain all the information in the Transaction Statement. Please confirm that both documents will be disseminated to Cnova shareholders in accordance with Exchange Act Rule 13e-3(e)(1) and (f)(1).

Via Varejo Financial Advisor Materials, page 7

2.   We note the statement that "[t]he summary of the Santander valuation report set forth in the section entitled 'Special Factors—Via Varejo Financial Advisor Materials— Santander Valuation Report' is qualified in its entirety by reference to the full text of the

report in Portuguese." Please revise to remove such qualification. The information provided by the filing persons to shareholders must be materially complete and should not be qualified by reference to a document written in a language other than English.

Background of the Transactions, page 13

3. Refer to the second whole paragraph on page 16. The paragraph identifies the members of the CB Group. Please revise to indicate where in the Casino organizational structure such entities are located.

Recommendation of the Cnova Transaction Committee…, page 25

4. The Cnova transaction committee is not a filing person on Schedule 13E-3. Please either revise to include a fairness determination from the Cnova board or advise us why the Cnova transaction committee has the authority to evaluate the fairness of the Transactions on behalf of Cnova. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Cnova transaction committee do not appear to include the factors described in clauses (ii), (vi) or (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

   For example, the reference to prices in the second bullet point on page 26 does not appear to reference prices for any periods prior to April 27, 2016. As another example, the disclosure on page 28 regarding firm offers suggests that the committee was not aware of any firm offers received by Cnova from anyone "*other than* a person disclosing its offer or purchase in reports filed with the SEC in the two years preceding the signing of the Reorganization Agreement" (emphasis added), but no additional detail regarding such offer is provided nor is clause (viii) of Instruction 2 to Item 1014 discussed in the context of the committee's fairness determination.

6. Similarly, the preceding comment applies to the fairness determinations of Casino, CBD and Via Varejo with respect to clauses (ii), (vi) and (viii) (and additionally with respect to clause (vii) as for Via Varejo only) of Instruction 2 to Item 1014 and Item 1014(c). If the procedural safeguard in Item 1014(c) was not considered, please explain why each of these filing persons believes the proposed merger is procedurally fair in the absence of such safeguard. If each of the filing persons based their fairness determination on the analysis and discussion of these factors undertaken by another filing person, then the filing persons must expressly adopt the analysis and discussion as their own. For

example, we note disclosure on page 32 indicating that each of CBD's and Via Varejo's belief as to fairness is based on the same material factors and considerations outlined in the section entitled "Special Factors – Position of Casino as to Fairness of the Transactions." See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

Certain Cnova Unaudited Financial Projections, page 33

7. Disclosure in the first paragraph on page 34 indicates that Cnova included a summary of projections in this section. Please confirm that the disclosed projections include all material information necessary for shareholders to make a reasonably informed investment decision regarding the Transactions.

8. Disclosure in the second paragraph on page 34 indicates that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates. Please consider this comment with respect similar disclosure found in the first whole paragraph following the bullet points on page 44.

Valuation Approaches, page 37

9. Refer to the second sentence of the first paragraph of this section. It appears that the term "assets" may have been inadvertently omitted.

General, page 42

10. Please revise the disclosure in the second paragraph of this section to provide the U.S. dollar equivalent of the amounts currently disclosed in Brazilian currency. Please consider this comment with respect to other disclosure in the supplemental information statement, including the figures provided on pages 46 through 54.

11. The second paragraph in this section indicates that Eight Advisory received additional fees paid by Cnova for additional valuation work performed in April, May, July and August 2016. We refer you to comment 12.

Other Reports by Eight Advisory, page 42

12. We note that the last paragraph on page 42 indicates that the final Eight Advisory valuation report provided to the Cnova transaction committee and filed as Exhibit (c)(1) to the Transaction Statement includes a summary of the material differences between valuations reflected in the May 11 interim valuation report and the August 8 final valuation report. Please note that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please

       revise to summarize in the Special Factors section of the supplemental information statement the material differences between each of the referenced preliminary reports and the August 8 final valuation report. Refer to Exchange Act Rule 13e-3(e)(1)(ii). Please also consider this comment with respect to (i) the BNP Paribas materials required by Item 1015, to the extent such reports are not already summarized in the supplemental information statement, and (ii) the "third party strategic advisor analysis" referenced in the last paragraph on page 33.

13.   Please confirm that the amended Schedule 13E-3 filed in response to this comment letter will include as additional exhibits the Eight Advisory interim valuation reports dated May 11 and July 30, 2016. Please also consider this comment with respect to all BNP Paribas materials required by Item 1015, including the presentations referenced in the second to last paragraph on page 51. To the extent any portions of such reports are redacted, including the appendices thereto, please ensure a request for confidential treatment is submitted for separate review and consideration by the Staff.

General, page 59

14.   Refer to the second to last paragraph of this section. Please advise whether the amount of compensation for the services of Casino's financial advisors has now been determined and revise the disclosure accordingly, if applicable. Please consider this comment with respect to similar disclosure found in the first paragraph on page 64.

Duration of the Offers, page 76

15.   We note the reference to the U.S. Offer being open for at last 20 days following its commencement. Please revise to clarify that the Offer is required to be open for at least 20 *business* days following commencement.

Past Transactions in Cnova's Ordinary Shares, page 119

16.   Cnova's Schedule 13E-3 incorporates by reference in response to Item 1002(f) the disclosure provided on pages 119 and 120. Please provide all of the disclosure required by Item 1002(f), including the amount of securities purchased, the range of prices paid and the average purchase price for each quarter during the relevant period.

*   *   *   *

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions